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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

September 29, 2014

VIA Hand Delivery AND EDGAR

Ryan Adams

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	AR Capital Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 24, 2014
File No. 333-198014

Dear Mr. Adams:

On behalf of AR Capital Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated September 29, 2014, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on September 24, 2014 (the “Form S-1”).

The Company is filing via EDGAR the Company’s responses to the comments received by the Staff. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Cover Page of Prospectus

1.	We note that you aggregate the fees payable to RCS with the underwriting discounts and commissions in the table on the cover page as well as the table on page 124. Please tell us whether you believe the fees payable to RCS constitute underwriter’s compensation and if so, why you have not identified RCS as an underwriter.

United States Securities and Exchange Commission

September 29, 2014

Otherwise, please explain why you have aggregated these fees with the underwriter’s compensation. Refer to Items 501(b)(3) and 508(e) of Regulation S-K.

Response: The Company respectfully advises the Staff that the advisory fees payable to RCS Capital (“RCS”) do not constitute underwriter’s compensation because RCS is not participating in the offering within the meaning of FINRA Rule 5110. As more fully discussed with the Staff in a telephonic discussion today, the Company has aggregated these advisory fees together with the underwriter’s compensation in the table on the cover page as well as the table on page 124 because it believes that this provides superior disclosure to investors of the aggregate portion of the proceeds of the offering, that have been earmarked to pay fees to the underwriters and RCS upon the consummation of a business combination, and which portion will not be available to the Company for purposes of consummating a business combination or working capital, as compared with providing disclosure of the fees in separate places in the prospectus. The Company believes this disclosure is consistent with Items 501(b)(3) and 508(e) of Regulation S-K because the footnotes to the tables clearly set forth the amounts payable to the underwriters as underwriting discounts and commissions. The disclosure of additional amounts payable as advisory fees to RCS is additive to disclosure of the underwriting discounts and commissions.

Conflicts of Interest, page 91

2.	Your disclosure indicates that the tabular information on pages 92-95 relates to all of your executive officers. We note, however, that you have not included any conflicts of interest disclosure for Mr. Wiegenfeld. Please revise accordingly.

Response: The Company respectfully advises the Staff that the Company has not included any conflicts of interest disclosure for Mr. Wiegenfeld because he does not currently have any fiduciary duties or contractual obligations that would require him to present business opportunities to another entity other than the Company.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems

cc:  Justin Dobbie, Legal Branch Chief

DM_US 55330413-1.095448.0011